ANNALY MORTGAGE MANAGEMENT, INC.
                     1211 AVENUE OF THE AMERICAS, SUITE 2902
                            NEW YORK, NEW YORK 10036

                                 April 13, 2004

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0409

    Re:  ANNALY MORTGAGE MANAGEMENT, INC.
         WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-113480)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Annaly Mortgage Management, Inc. (the
"Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form S-4 (Registration No. 333-113480) and all exhibits thereto (collectively, the "Registration Statement").

         The Registration Statement, which was originally filed with the Commission on March 10, 2004, relates to the proposed merger of a wholly owned subsidiary of the Registrant and Fixed Income Discount Advisory Company ("FIDAC"). The merger agreement originally contemplated that the shareholders of FIDAC would receive an initial amount of registered shares of the Registrant's common stock and contingent earn-out payments, also payable in registered shares of the Registrant's common stock. Accordingly, the Registrant filed the Registration Statement submitting these matters to its stockholders.

         The Registrant subsequently determined that it would not issue registered shares in the merger but would seek its shareholder approval on
Schedule 14A. The Registration Statement has not been declared effective and no securities were offered or sold pursuant to the Registration Statement.

         If you have any questions with respect to this matter, please contact the Registrant's counsel, R. Nicholas Singh of McKee Nelson LLP, at (202) 775-4134.

                                            Very truly yours,

                                            /s/ Michael A.J. Farrell
                                            Michael A.J. Farrell